Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510                                                                         Fax: 949/673-4525

May 13, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Kim McManus, Staff Attorney

Washington, D.C. 20549

RE:	Chess Supersite Corporation

Registration Statement on Form S-1

Filed January 26, 2015

Response Letter Filed March 17, 2015

File No. 333-200845

Dear Ms. McManus:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the amendments to the S-1 for Chess Supersite Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letters dated April 10, 2015 and February 17, 2015, respectively, (the “Comment Letter”) in response to the filing of the Form S-1 that was filed in January 2015. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the comment letter most recently issued on April 10, 2015) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1/A.

1.	We considered your response to our comment letter dated February 17, 2015. It continues to appear that you are a shell company. In this regard, we note that your Form 10-Q for the quarter ended September 30, 2014 states that “[s]ince inception the Company has been in the developmental stage” and “[i]n addition to a change in control of its management and shareholders, the Company's operations to date have been limited to issuing shares and filing a registration statement on Form 10 pursuant to the Securities Exchange Act of 1934 as amended to register its class of common stock.” In addition, we note that you have limited assets and that you have not generated any revenues to date. Please revise your disclosure in the prospectus cover page, prospectus summary, and plan of distribution sections to identify yourself as a shell company, to identify the selling shareholders as underwriters, and to state that the sales must be made at a fixed price for the duration of the offering. Please also include risk factor disclosure that resales are not permitted under Rule 144(i) until 12 months after the company is no longer considered a shell company.

Response: The Company has updated its disclosure throughout the Form S-1 to address this particular comment. In addition, the Company has included the undertaking required by Item 512(a)(6) as noted by the Staff in the previous comment letter of February 17, 2015.

Please also note that the Company has updated the Form S-1 disclosure and its financial statements therein to reflect the fiscal year ended December 31, 2014 and the fiscal quarter ended March 31, 2015.

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses. Please let us know if we are now in a position to submit a formal request for acceleration of the effective date of the Form S-1.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (949) 673-4510 or the undersigned at (310) 709-4338. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.

Cassidy & Associates